    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997

                                               SECURITIES ACT FILE NO. 333-19479
                                       INVESTMENT COMPANY ACT FILE NO. 811-07203
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                (Name of Issuer)
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  59020H 10 4
                     (CUSIP Number of Class of Securities)
                                 ARTHUR ZEIKEL
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                       OCTOBER 21, 1997
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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   TRANSACTION VALUATION: $21,620,000 (a)  AMOUNT OF FILING FEE: $4,324 (b)(c)
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(a) Calculated as the aggregate estimated maximum purchase price to be paid for
    (i) 1,000,000 shares in the original offer, based upon the net asset value per share ($10.76) at October 16, 1997 and (ii) 1,000,000 additional shares in the amended offer, based upon the net asset value per share ($10.86) at October 30, 1997.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

(c) $2,152 was previously paid with the initial filing of the Schedule 13E-4 on October 21, 1997.

 / /
   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: _____________________________________________________
   Form or Registration No.: ___________________________________________________
   Filing Party: _______________________________________________________________
   Filing Date: ________________________________________________________________
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    This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Tender Offer Statement") of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") filed on October 21, 1997 with the Securities and Exchange Commission with respect to the Fund's Offer to Purchase, dated October 21, 1997 (the "Offer to Purchase"), up to 1,000,000 shares of common stock, par value $0.10 per share (the "Shares"). The Offer to Purchase has been incorporated by reference into Items 1, 2, 3, 7 and 8 of the Tender Offer Statement. The amendment will be disseminated to security holders by means of an advertisement to be published on November 4, 1997 in THE WALL STREET JOURNAL and included as Exhibit (a)(1)(i) to this Amendment No l. A Supplement, dated November 4, 1997, to the Offer to Purchase (the "Supplement") is included as Exhibit (a)(1)(ii) to this Amendment No. 1.

                          AMENDMENTS TO SCHEDULE 13E-4

ITEM 1. SECURITY AND ISSUER.

    The Supplement, which is incorporated herein by reference in its entirety, amends the Offer to Purchase to reflect that on November 4, 1997 the Offer is increased from up to 1,000,000 Shares to up to 2,000,000 Shares.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Supplement, the third full paragraph of which is incorporated herein by reference, amends Section 9 of the Offer to Purchase to reflect that the maximum aggregate purchase price if 2,000,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $21,620,000.

ITEM 8. ADDITIONAL INFORMATION

    (e) The Supplement is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  (i) Advertisement to be printed in THE WALL STREET JOURNAL.
        (ii) Supplement, dated November 4, 1997, to the Offer to Purchase, dated October 21, 1997.
(a)(2)      Amended Form of Letter of Transmittal.
(a)(3)      Amended Letter to Stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MERRILL LYNCH MUNICIPAL
                                          STRATEGY FUND, INC.

                                          By         /s/ TERRY K. GLENN
                                             ...................................

                                                      Terry K. Glenn,
                                                 EXECUTIVE VICE PRESIDENT

Date: November 4, 1997

                                 EXHIBIT INDEX

  EXHIBIT
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(a)(1)(i)    Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)   Supplement dated November 4, 1997, to Offer to Purchase dated October 21, 1997.
(a)(2)       Amended Form of Letter of Transmittal.
(a)(3)       Amended Letter to Stockholders.